
NEW YORK STOCK EXCHANGE
PHILLIPS 66
PHILLIPS 66
WE'RE TAKING A CLASSIC IN A NEW DIRECTION
PSX LISTED NYSE

PHILLIPS 66
2012 SUMMARY ANNUAL REPORT

● REFINING AND MARKETING



● MIDSTREAM



● CHEMICALS



2000

Phillips and Duke Energy combine midstream businesses, creating today's DCP Midstream. Phillips and Chevron combine chemicals and plastics operations, creating Chevron Phillips Chemical Company.

2001

Phillips acquires Tosco Corporation, one of the largest U.S. refiners and marketers at the time.

2002

Conoco and Phillips merge, creating the sixth-largest publicly traded oil company in the world and third largest in the United States.

2011

ConocoPhillips announces plans to spin off its downstream operations into independently traded Phillips 66.

2012

Phillips 66 begins regular way trading on the New York Stock Exchange on May 1, 2012, under the ticker symbol PSX.

TOGETHER
WE ARE PHILLIPS 66

Company At-A-Glance



HIGH-PERFORMING BUSINESSES CREATE STRENGTH THROUGH DIVERSITY

Last May, Phillips 66 emerged as an independent energy company positioned for success. Built on a strong heritage, Phillips 66 is steadfastly rooted in values of safety, honor and commitment, and is dedicated to the company vision of providing energy and improving lives.

At Phillips 66, we have three main businesses: refining, transporting and marketing petroleum products; gathering and processing natural gas and natural gas liquids; and manufacturing petrochemicals, polymers and plastics. Our 13,500 highly motivated and experienced employees work together to help shape the energy revolution. At our core, we are an energy manufacturing company, and we are excited about the future.

TIMELINE OF HISTORY

1875

Conoco begins as Continental Oil and Transportation Co., one of the first petroleum marketers in the West.


CONOCO

1917

Brothers Frank and L.E. Phillips establish Phillips Petroleum Company in Bartlesville, Okla.

1933

Phillips invents high-octane aviation fuel, which went on to boost Allied airplanes and support victory in WWII.



1949

Phillips forms new subsidiary, Phillips Chemical Company. Phillips leads refining industry in installing electrostatic precipitators to reduce air emissions.

1981

DuPont acquires Conoco. It was the largest merger in U.S. history at the time.

Headquartered in Houston, Phillips 66 is an energy manufacturing company with segment-leading Refining and Marketing (R&M), Midstream and Chemicals businesses. The company has approximately 13,500 employees worldwide. Phillips 66's R&M operations include 15 refineries with a net crude oil capacity of 2.2 million barrels per day, 10,000 owned or supplied branded marketing outlets, and 15,000 miles of pipeline systems. Phillips 66's Midstream segment includes its 50 percent interest in DCP Midstream, LLC, one of the largest natural gas gatherers and processors in the United States, with 7.2 billion cubic feet per day of gross natural gas processing capacity. Phillips 66's Chemicals business is conducted through its 50 percent interest in Chevron Phillips Chemical Company LLC, one of the world's top producers of olefins and polyolefins with more than 30 billion pounds of net annual chemicals processing capacity across its product lines.

2012
Summary Annual Report

TO OUR **SHAREHOLDERS**



On May 1, 2012, we launched Phillips 66 as a new energy manufacturing company. Formed through the repositioning, or spin-off, of ConocoPhillips' downstream operations, we have the enthusiasm of a new company and the expertise that comes from more than 135 years of history. We have a passion for operating excellence, an exceptional workforce and an asset portfolio with significant growth potential. Together we are taking a classic in a new direction and capturing the opportunities of the energy revolution.

Greg C. Garland
Chairman, President and Chief Executive Officer

We manufacture and transport energy products that people around the world use every day. We convert raw materials into products such as gasoline, diesel, jet fuel and lubricants; process natural gas and natural gas liquids (NGL) for powering businesses, heating homes, cooking and electricity; and produce petrochemicals and plastics found in cars, electronics and other everyday goods.

The Phillips 66 leadership team was pleased with our performance during 2012, which included four months of operations with ConocoPhillips and the remainder of the year operating as Phillips 66. We set a clear strategy and executed well in a strong margin environment, resulting in a 50 percent increase in adjusted earnings. Our adjusted earnings for 2012 were $5.4 billion, and our return on capital employed (ROCE) improved from 14 percent to 22 percent. We also demonstrated our commitment to returning capital to shareholders through more than $600 million of dividends and share repurchases. The market recognized these results with a total shareholder return of 64 percent.

ADJUSTED EARNINGS
($ in millions)


5,387
3,591
1,759
2010
2011
2012

RETURN ON CAPITAL EMPLOYED
(percent)


22
14
7
2010
2011
2012

Who We Are

Each of our businesses is a leader in its industry. Our Refining and Marketing (R&M) business refines crude oil and markets petroleum products both in the United States and internationally. Our Midstream segment includes our 50 percent ownership of DCP Midstream, a joint venture with Spectra Energy, as well as other midstream operations. This segment gathers and processes clean-burning natural gas, and participates in the growing NGL value chain, including gathering, processing, separating and storing NGL. Our segment that generates the highest ROCE is Chemicals, comprising our 50 percent investment in Chevron Phillips Chemical Company (CPChem), a joint venture with Chevron, which manufactures petrochemicals, polymers and plastics globally.

We have strong U.S. manufacturing operations with a global reach. More than 80 percent of our assets are in the United States, many located near shale plays. Internationally, CPChem's operations in the Middle East, which mainly serve markets in Asia, also benefit from proximity to low-cost feedstocks.

Our 13,500 dedicated, talented employees are the lifeblood of our operations, and we are proud of their daily commitment to excellence. This was particularly evident in their efforts to successfully launch Phillips 66 as a publicly traded company. Our employees' skills and determination resulted in a flawless repositioning.

At Phillips 66, we are committed to safe, reliable, efficient and environmentally responsible operations. This commitment is part of who we are and what we do. It is critical that we protect the people who work in our facilities and the communities in which we operate. Safety and operating excellence are our highest priority and are important drivers of our financial results.

Equipped for the Energy Revolution

Over the last decade, the energy industry has seen a dramatic transformation. New technologies have made a century's worth of oil and gas resources available from shale thousands of feet underground. These developments are allowing the United States to reduce imports of foreign oil and become a more attractive market for domestic manufacturers. U.S. refiners and petrochemical manufacturers have a competitive advantage, as lower-cost feedstocks become more available. The development of shale oil and gas also increases demand for infrastructure and logistics that are needed to transport, process, fractionate and store these natural resources.

With assets situated primarily in the United States and a portfolio spanning the downstream value chain, Phillips 66 is uniquely positioned to capture the opportunities presented by the shale oil and gas revolution. Our strategy is aimed at capitalizing on these market developments across our businesses.

Our Strategy

Our approach optimizes allocation of capital between reinvestment in our businesses and distributions to our shareholders. Our growth initiatives are focused primarily around expanding midstream and chemicals capacity. We acquired a one-third ownership interest in DCP Midstream's Sand Hills and Southern Hills NGL pipelines, representing a total estimated investment of $800 million. In 2012, DCP Midstream completed the first phase of the Sand Hills Pipeline, which transports NGL shipments from the Eagle Ford field into market hubs in Mont Belvieu, Texas. Between 2013 and 2015, DCP Midstream expects to bring $6 billion of major projects online in the liquids-rich shale plays. As we announced in December, we intend to form a master limited partnership (MLP) to support growth opportunities in transportation and midstream and create value for our shareholders. Subject to market conditions and final approval by our board of directors, we anticipate selling a minority interest in the MLP in an initial public offering in the second half of 2013.

CPChem has several major growth projects under way. On the U.S. Gulf Coast, CPChem is adding NGL fractionation capacity at its facility in Old Ocean, Texas. In 2012, CPChem began constructing the world's largest 1-hexene plant at its Cedar Bayou Complex in Baytown, Texas. The plant will utilize CPChem's proprietary technology to produce 1-hexene, a value-adding component used to manufacture plastics, and is expected to be complete in the first half of 2014. Additionally, CPChem is evaluating development of a $5 billion petrochemicals project, including a world-scale ethane cracker at Cedar Bayou and two ethylene derivative facilities in Old Ocean. The final investment decision for this project is expected in 2013, with startup anticipated in 2017.

In addition to investing in attractive growth opportunities, we also understand the importance of capital efficiency. Our focus on improving ROCE in Refining is core to our strategy. Over the long term, we intend to capture a 400 basis point ROCE improvement over mid-cycle margins in Refining by lowering our feedstock cost, improving clean product yield, expanding refined-product export capability and reducing controllable costs. Lowering crude costs, by processing more advantaged crudes, is our single largest driver to improve Refining returns. We have a substantial team focused on sourcing and securing more advantaged crudes for our refineries, and we expect over the next several years to replace 500,000 barrels per day of higher-cost crudes with increasingly advantaged crudes.

We have a tradition of being a shareholder-friendly company, and returning capital to shareholders remains a priority for Phillips 66. Dividends also reflect our confidence in earnings stability and reinforce our financial discipline. Our intent is to increase the dividend annually, in line with growth in mid-cycle earnings. In 2012, we paid two quarterly dividends and announced two 25 percent dividend increases. We also began repurchasing common stock as part of a $2 billion repurchase program approved by our board of directors. These capital distributions have a foundation in our strong operating cash flow, which exceeded $4 billion again in 2012.

We have highly experienced leaders, and we are building a high-performing workforce. Throughout the company, we promote collaboration and inclusiveness, advancing business continuity at all levels of the organization and developing an engaged, motivated workforce.

REFINERY CAPACITY UTILIZATION
(percent)


81
92
93
2010
2011
2012

DCP MIDSTREAM NGL PRODUCTION
(MBD)


369
383
402
2010
2011
2012

OLEFINS AND POLYOLEFINS CAPACITY UTILIZATION
(percent)


91
94
93
2010
2011
2012


Bayway Refinery/Linden, N.J.

TOTAL RECORDABLE INJURY RATE FOR COMBINED WORKFORCE

(Incidents per 200,000 hours worked)


0.28
0.27
0.21
2010
2011
2012

Excludes DCP Midstream and CPChem

Several noteworthy displays of our motivated, high-performing workforce occurred last year as Hurricanes Isaac and Sandy made landfall near our refineries in Belle Chasse, La., and Linden, N.J. During the days and weeks following those storms, many Phillips 66 employees left damaged homes and went to work to get our refineries back up and running. Through collaborative teamwork, they provided support and services needed by local communities to begin recovering from the storms. The facilities also donated fuel to emergency responders and to hospitals. These efforts contributed to the restoration of the communities and exemplified our values of safety, honor and commitment, as well as the work ethic of our employees.

Our commitment to operating excellence and financial strength enables us to pursue the strategic initiatives outlined above. Across all segments, our recordable injury rates are among the best of our respective peer groups. Additionally, we have achieved a steady reduction in our domestic refining emissions over the past 10 years, resulting in a total improvement of nearly 80 percent. While these results are impressive, our work in these areas is never complete, as we continuously strive for best-in-class performance.

Our financial strength is supported by earnings diversification, disciplined capital spending, a strong balance sheet and access to capital markets. Through outstanding financial results and $1 billion of debt repayment, we improved our debt-to-capital ratio to 25 percent at the end of 2012. In 2013, equity growth and debt reduction are expected to further improve the debt-to-capital ratio to the lower end of our target range of 20 percent to 30 percent. Financial strength, coupled with sufficient cash flow and liquidity, affords us the flexibility to invest in our most valuable growth projects throughout the business cycle. Our planned 2013 capital program is $3.7 billion, including our share of capital spending by DCP Midstream, CPChem and WRB Refining which is expected to be self-funded by these joint ventures. More than half of the $3.7 billion investment is directed toward Midstream and Chemicals.

Providing Energy, Improving Lives

The American shale revolution has the potential to give Phillips 66 and other domestic manufacturers a sustainable competitive advantage in the global marketplace. Indeed, companies that manufacture energy-intensive products are likely to become more competitive as a result of growth in low-cost energy supplies in the U.S., and many are returning to the U.S. after a 30-year phase of offshoring.

This growth in manufacturing requires people – and jobs. Including our joint ventures, Phillips 66 provides or supports nearly 100,000 American jobs. We are committed to the resurgence of American manufacturing.

Energy companies operate in a complex environment with evolving market trends and changing regulations. Phillips 66 welcomes and encourages thoughtful involvement and discussion on energy policy. As an industry, we can do a better job communicating about our businesses – the domestic infrastructure needs, the costs of delays and policy changes, as well as the collective benefits of energy manufacturing and its positive impact on jobs and the economy. Together we can promote economic progress and energy security while improving the lives of people we serve and protecting the environments in which we operate.

Around the globe, energy products make lives better – from transportation fuel to plastics used in everyday life. At Phillips 66, we bring our own energy to work every day, and we conduct our business with safety, honor and commitment – always.

A Promising Future

On May 1, 2012, we launched a new company, but one with a tradition of operating excellence, teamwork and financial discipline. Our ability to be a leading company in three different sectors is unique and provides distinctive investment opportunities. We garner insights and expertise from our collective businesses, which provide diverse perspectives and deeper understanding of the industries in which we operate. We believe this ultimately translates into increased value for our shareholders through diversified earnings streams and growing shareholder distributions, and for society through energy that creates jobs and economic progress.

On behalf of our board of directors, leadership team and employees, I thank you for your interest in this new company and for your ongoing support of Phillips 66.



Greg C. Garland
Chairman, President and Chief Executive Officer
March 2013

U.S. REFINING EMISSIONS*
(in Lb/MBbl)


240
180
120
60
0
02
03
04
05
06
07
08
09
10
11
12‡

*Includes criteria pollutant emissions (SOx, NOx and particulate matter).
‡Through Q3 2012.
Excludes the Trainer and Wilhelmshaven refineries.

CUMULATIVE TOTAL SHAREHOLDER RETURN
($100 invested on May 1, 2012)


$180
$160
$140
$120
$100‡
May 1, 2012
YE 2012
Phillips 66
Peer Group†
S&P 500
S&P 100

‡Closing prices on May 1, 2012.
†Dow, Marathon Petroleum, Tesoro and Valero.

OUR OPERATING SEGMENTS

From our Refining and Marketing operations to our strategic partnerships in Midstream and Chemicals, Phillips 66 offers an advantaged portfolio of assets, brands and products. Our businesses are highly competitive with strong market positions in the U.S. and across the world, placing us at the forefront of a changing energy landscape.


CONOCO
PHILLIPS
66



Ponca City Refinery / Ponca City, Okla.

REFINING AND MARKETING

A focus on reliable operations and increasing volumes of cost-advantaged crude oil processed in the company's refineries helped our Refining and Marketing (R&M) segment capitalize on improved market conditions and achieve strong 2012 financial performance. R&M's 2012 adjusted earnings of $4.5 billion increased $1.8 billion compared with 2011. It also was a record year for R&M's safety and environmental performance.

Upholding Operating Excellence

Operating excellence – delivering energy safely, efficiently, reliably and in an environmentally sound manner – remains a cornerstone of our strategy. In 2012, R&M employees achieved their lowest injury rate ever. In addition, our multi-year program focusing on mechanical integrity and risk reduction helped us achieve our best process safety performance on record. We continue to make progress toward reducing air emissions from our operations and have achieved a steady decline in sulfur oxide and nitrogen oxide emissions from our refineries over the last decade.

Improving Margins

Delivering lower-cost crude oil and other feedstocks to our refineries contributed to R&M's improved financial performance in 2012. Cost-advantaged crude oils include heavy crude oil from Canada and South America, as well as light crude oil produced from shale formations, such as the Bakken in North Dakota and the Eagle Ford in Texas. By the end of 2012, we were processing approximately 170,000 barrels per day (BPD) of lower-cost shale crude oil in eight of our U.S. refineries.

Our largest advantaged crude project, the coker and refinery expansion (CORE) project at the Wood River Refinery in Illinois, performed well in its first full year of operation. Completed in 2011, the CORE project doubled the refinery's heavy crude oil gross processing capacity, improved its clean product yield by 5 percent, and increased overall production rates. The Wood River Refinery is jointly owned by Phillips 66 and Cenovus Energy, Inc., and operated by Phillips 66.

In 2012, we completed several low-capital yield improvement projects in other refineries. Additionally, we continue to maintain a rigorous focus on cost management and portfolio optimization.

R&M OPERATING HIGHLIGHTS

	2012	2011	2010
Crude Oil Processed (MBD)	2,064	2,166	2,156
Refinery Utilization (percent)	93	92	81
Clean Product Yield (percent)	84	84	83

"We're proud of what our people accomplished in 2012. Our employees' commitment to operating excellence and their teamwork to secure lower-priced crude oil for our refineries improved our financial results. We continue to keep safe, reliable operations as our top priority."

– Larry Ziemba, executive vice president, Refining, Project Development and Procurement

Maximizing Value

Our Marketing, Specialties and Other organization maximizes the value of our refining business by upgrading, delivering and selling refined products, including motor fuels, lubricants, petroleum coke and other products.

Our retail marketing business performed well in 2012, as the European fuel business captured high margins. Adjusted earnings from our U.S. fuel marketing activities remained strong. In addition, our lubricants and flow improver businesses had record earnings in 2012. We expect our Specialties businesses to continue adding value and providing stable earnings.

The Commercial organization leverages market knowledge and asset flexibility to strategically acquire feedstocks and sell refined products. In 2012, the organization played an instrumental role in securing sources of cost-advantaged feedstocks for our refineries, while identifying new markets for the export of refined products. Our Transportation business is highly integrated with our R&M assets and optimizes our operations.


Wood River Refinery/Roxana, Ill.

R&M ADJUSTED EARNINGS
($ in millions)


1,170
2,664
4,484
2010
2011
2012

R&M ROCE
(percent)


5
12
22
2010
2011
2012

R&M was recognized for strong safety and environmental performance in 2012.

- Several locations received Star status under the U.S. Occupational Safety and Health Administration's (OSHA) Voluntary Protection Program (VPP). These businesses join 17 other Phillips 66 sites with the VPP Star distinction:
  - Product storage terminal in Glenpool, Okla.
  - Product storage terminal in Tacoma, Wash.
  - Pipeline division in Casper, Wyo.
- Phillips 66 Pipeline LLC earned the American Petroleum Institute's Safety Performance Award for achieving the lowest OSHA recordable incident rates among its peer group.
- The Santa Maria refining facility in Arroyo Grande, Calif., was recognized by the American Fuels and Petrochemicals Manufacturers with a Distinguished Safety Award, the trade association's highest honor for safety performance.
- The Bayway Refinery in Linden, N.J., earned the U.S. Environmental Protection Agency's ENERGY STAR® certification, which signifies that the industrial facility performs in the top 25 percent of similar facilities nationwide for energy efficiency. Our Billings Refinery in Montana and Lake Charles Refinery in Louisiana also have earned ENERGY STAR certification.

MIDSTREAM


DCP Midstream Processing Plant / Carthage, Texas

Our Midstream business includes DCP Midstream, LLC, our 50/50 joint venture with Spectra Energy Corp. DCP Midstream owns the general partner of DCP Midstream Partners LP, a master limited partnership which owns and operates complementary midstream assets. The DCP Midstream enterprise has an industry-leading footprint in the growing natural gas liquids (NGL) producing regions and is one of the largest natural gas gatherers and processors in the United States. DCP Midstream's NGL production represents more than 17 percent of all the NGL extracted in the United States.

In addition, Phillips 66 holds interests in three NGL fractionators and the Rockies Express (REX) natural gas pipeline. In 2012, we acquired a direct one-third ownership interest in DCP Midstream's Sand Hills and Southern Hills NGL pipelines. Including future capital expenditures, we expect to invest approximately $800 million in these two NGL pipelines.

Our Midstream adjusted earnings for 2012 were $286 million. The decrease in adjusted earnings from the previous year was related primarily to lower NGL commodity prices in 2012. Although annual earnings declined, the position of our Midstream segment in proximity to the most attractive basins provides a platform for growth and helped maintain sector-leading capital efficiency.

In 2012, DCP Midstream gathered, processed or transported 7.1 trillion British thermal units per day (BTUD) of natural gas, and produced 402,000 BPD of NGL, compared with 7.0 trillion BTUD and 383,000 BPD in 2011. DCP Midstream's assets are primarily located in the following natural gas regions of the United States: Midcontinent, Rocky Mountain, East Texas-North Louisiana, Barnett Shale, Gulf Coast, South Texas, Central Texas, Antrim Shale and Permian Basin.

Adding to its NGL infrastructure, DCP Midstream completed the first segment of the Sand Hills Pipeline in South Texas, which provides service for Eagle Ford NGL. The final phase of the pipeline, extending service to the Permian Basin, is expected to be in operation in the second quarter of 2013. In total, the Sand Hills Pipeline will include approximately 720 miles of pipeline and have an estimated initial capacity of 200,000 BPD. This project, along with the Southern Hills NGL pipeline, will add additional fee-based earnings to DCP Midstream's portfolio.

"Our accomplishments in 2012 are helping us transform DCP into a full value-chain midstream logistics company. We are executing on a tremendous set of growth opportunities, underpinned by a very solid foundation of well-run and strategically located assets. We're focused on operational excellence, and I'm extremely proud to report that we've had another record year in safety performance."

– Wouter van Kempen, president and chief executive officer of DCP Midstream, LLC, and chief executive officer of DCP Midstream Partners LP

MIDSTREAM OPERATING HIGHLIGHTS

	2012	2011	2010
Natural Gas Gathered, Processed or Transported* (TBTUD)	7.1	7.0	6.9
NGL Produced* (MBD)	402	383	369
NGL Fractionated† (MBD)	105	112	120

*Represents 100 percent DCP Midstream.
†Excludes DCP Midstream.

DCP Midstream has a number of other growth projects planned or under construction with anticipated startup ranging from 2013 to 2015.

Now in its 13th year of operation, DCP Midstream's workforce includes more than 3,200 employees managing over 63,000 miles of pipelines. DCP Midstream also owns or operates 62 processing plants and 12 NGL fractionators. The company is headquartered in Denver, Colo.

Outside DCP Midstream, Phillips 66's NGL position is focused on growing value from NGL production and third-party NGL suppliers, as well as our 100,000 BPD of net fractionation capacity. About 60 percent of this fractionation capacity is serving Mont Belvieu, Texas, with remaining capacity in Conway, Kan.

MIDSTREAM ADJUSTED EARNINGS
($ in millions)


262
403
286
2010
2011
2012

PHILLIPS 66 NET SHARE OF DCP EARNINGS
($ in millions)


210
287
179
2010
2011
2012

MIDSTREAM ROCE
(percent)


18
30
22
2010
2011
2012

CHEMICALS

Phillips 66 is the only independent downstream energy company to have a significant ownership interest in a petrochemicals business. We conduct our Chemicals operations through a 50 percent equity investment in Chevron Phillips Chemical Company LLC (CPChem), a joint venture with Chevron U.S.A. Inc., a wholly owned subsidiary of Chevron Corporation. CPChem is one of the world's top producers of olefins and polyolefins and a leading supplier of aromatics and styrenics.

CPChem has been a top performer over the last four years relative to its peers. Its competitive advantage stems from having capacity in low-cost feedstock areas in the United States and the Middle East. CPChem has a strong technology portfolio for production of plastics, normal alpha olefins, aromatics and specialty chemicals. This proprietary technology enables CPChem to build plants with lower capital investments and operating costs and provides access to a broader slate of product applications. Its extensive marketing network ensures high plant utilization, higher value-added sales and the capability to develop world-scale projects at any location in the world.

CPChem had an impressive year in 2012, contributing $980 million of adjusted earnings to Phillips 66, up from $716 million in 2011. This increase was primarily due to strong margins in its Olefins and Polyolefins (O&P) business. CPChem's average O&P capacity utilization was 93 percent in 2012. CPChem also strengthened its financial position by retiring $1 billion of debt.

In addition to an outstanding financial performance, CPChem also made progress on its growth strategy in 2012. Much of its current growth strategy is concentrated in the U.S. Gulf Coast area; however, CPChem maintains a significant and growing presence in the Middle East. In 2012, Saudi Polymers Company (SPCo), a 35-percent-owned joint venture company of CPChem, began commercial production at its petrochemicals complex in Jubail Industrial City, Saudi Arabia.

CPCHEM OPERATING HIGHLIGHTS

	2012	2011	2010
Number of Manufacturing Sites	36	35	34
Net Processing Capacity* (BLb/Y)	33.6	31.3	31.1
Olefins and Polyolefins Utilization (percent)	93	94	91

*As of year-end.

The facility produces ethylene, propylene, polyethylene, polypropylene, polystyrene and 1-hexene. The SPCo Complex is expected to enhance CPChem's performance by increasing processing capacity and utilization of advantaged feedstocks. Access to competitive feedstocks is critical to CPChem's profitability and helps provide an advantage over its peers.

CPChem has a number of other organic growth projects planned or in execution with expected startup ranging from 2013 to 2017, including a $5 billion Gulf Coast petrochemicals project.

Now in its 13th year of operation, CPChem has a workforce that includes approximately 4,700 people at 36 global manufacturing facilities in eight countries, with two research and development centers that employ scientists, researchers and engineers. CPChem is well-positioned globally and is selling products in more than 125 countries. CPChem is headquartered in The Woodlands, Texas.



SPCo Petrochemicals Complex / Saudi Arabia

"Our 2012 performance marked incredible growth for Chevron Phillips Chemical Company. Our vision is to be the premier chemical company on the planet, and we are well on our way to achieving that vision with leading safety performance, customer service and profitability."

– Peter Cella, president and chief executive officer of CPChem

CHEMICALS ADJUSTED EARNINGS
($ in millions)


486
716
980
2010
2011
2012

CHEMICALS ROCE
(percent)


21
28
31
2010
2011
2012

OUR STRATEGIC FOCUS


Alliance Refinery / Belle Chasse, La.

The U.S. shale oil and gas revolution has transformed the energy business and created tremendous opportunity. Several market trends influence our business: increased supply of lower-cost domestic oil and gas, complex domestic refining capacity and advantaged U.S. chemicals feedstocks.

With a diverse portfolio of energy manufacturing facilities and logistics infrastructure situated primarily in the United States, Phillips 66 is in a unique position to capture these opportunities across the downstream value chain. Building on our competitive strengths, our strategy consists of six key elements to capture these market opportunities.

• Improving operating excellence

We supply energy and energy products reliably, safely, efficiently and in an environmentally sound manner.

• Delivering profitable growth

We are expanding our midstream and logistics infrastructure, growing chemicals capacity, and making targeted growth investments in our marketing and specialties businesses.

• Enhancing return on capital

We are making disciplined investment allocations to our most valuable opportunities, increasing utilization of cost-advantaged feedstocks in our refineries, expanding our refined-product exports, enhancing yields of clean-fuel petroleum products, and optimizing our portfolio.

• Growing shareholder distributions

We intend to continue our strong heritage of being a shareholder-friendly company by delivering annual dividend increases and, when possible, allocating discretionary cash flow to share repurchases.

• Building a high-performing organization

Our culture is one that encourages collaboration, ensures personal accountability, develops talent and skills, cultivates diversity of thought and exemplifies our values.

• Driving financial strength and flexibility

Generating sufficient cash and liquidity enables us to invest in high-return projects, strengthen our balance sheet and maintain an investment grade credit rating. This helps us remain financially flexible throughout the business cycle.

IMPROVING OPERATING EXCELLENCE

A Continuous Commitment to Superior Performance

TOTAL RECORDABLE INJURY RATE COMBINED WORKFORCE
(incidents per 200,000 hours worked)



0.28
0.27
0.21
2010
2011
2012

Excludes DCP Midstream and CPChem

"Our company has a deep commitment to the principles of operating excellence, including personal safety, process safety, environmental excellence, reliability and cost management."

– Greg Garland, chairman, president and chief executive officer

REFINERY CAPACITY UTILIZATION
(percent)



81
92
93
2010
2011
2012

To be successful in this business, it is essential to maintain a safe workplace. We have a good track record of improving safety, and we are among the industry's leaders. After 10 years of annual improvement, we continued to better our safety performance in 2012, finishing with a combined employee and contractor total recordable incident rate of 0.21 – our best year ever – and bringing us closer to our goal of zero. We believe strong leadership and an engaged workforce are the foundation to attain our goal of zero injuries, illnesses or incidents.

Financial, environmental and social responsibility are embodied in everything we do. Operating excellence is the foundation of our success. Each of our operated refineries is required to implement more than 50 mandatory standards. These expansive requirements are broken down into three areas: mechanical integrity, Health, Safety and Environment (HSE) work practices and operating excellence. The rigorous standards help us deliver operational reliability above the industry average, reduce operating risk and lessen our environmental footprint.

Our new HSE Management System was implemented on Jan. 1, 2013. This single-management system focuses on a cycle of continuous improvement in the areas of health and safety, process safety, environmental and security systems. Our systematic approach requires every operating business group to review its HSE performance and evaluate system effectiveness to determine what enhancements may be required. HSE goals and objectives are established annually by each of our businesses, and performance against these targets is a component in our employee compensation programs.

We focus on ensuring equipment integrity, maximizing reliability and making operational improvements that increase yields of high-valued cleaner-burning fuels. Managing utilities and energy costs is also critical to our profitability. We have lowered these costs through optimized unit operations and by implementing findings from energy efficiency studies. Additionally, we continue to improve refinery utilization rates, resulting in lower per-unit costs.

As a company, we are committed to complying with all government regulations and mandates. Over the past 10 years, we have significantly decreased criteria pollutant emissions. In 2012, we implemented environmental improvement projects at the Alliance Refinery in Louisiana, Wood River Refinery in Illinois and Borger Refinery in Texas to reduce flaring and SO_2 emissions. Our industry continues to operate in an


Alky Tier II
Billings Refinery / Billings, Mont.

> "Across the company, we maintain a relentless focus on safe, environmentally responsible operations. It is fundamental to our success."
>
> – Bob Herman, senior vice president, Health, Safety and Environment

evolving regulatory environment. Renewable fuels mandates, low-carbon standards and potential greenhouse gas regulation present ongoing compliance costs and challenges associated with meeting government-established long-term targets.

In 2012, our total hydrocarbon spill volume was 1,309 barrels, a significant decrease from 2,462 barrels in 2011. During 2012, the company experienced 14 process safety events, down from 23 in 2011.

Operating excellence does not end at the company's fence lines. We believe in being involved in the communities where we operate. All of our 11 U.S. refineries have Citizens Advisory Panels to foster and strengthen our relationships with neighbors. These panels include community representatives and refinery management team members, who meet on a regular basis to discuss refinery plans and performance. The meetings provide us with an opportunity to connect with neighbors, inform them about our operations, consult with them on special issues or concerns, and gather feedback on our performance.

While prevention is always the first defense, we are prepared and capable of responding effectively if an incident occurs. As part of our preparedness, we have developed an extensive Crisis Management/Emergency Response Management Plan, which is directly aligned with our HSE Management System. We exercise these plans regularly with federal, state and local agencies, along with mutual aid organizations to enhance our response capabilities.

Protecting our people, our environment and communities is a core value and guides everything we do.

TOTAL VOLUME OF HYDROCARBON SPILLS

(MBbls)


12.6
2.5
1.3
2010
2011
2012

U.S. REFINING EMISSIONS*

(in Lb/MBbl)


240
180
120
60
0
02
03
04
05
06
07
08
09
10
11
12†

*Includes criteria pollutant emissions (SOx, NOx and particulate matter).
†Through Q3 2012.
Excludes the Trainer and Wilhelmshaven refineries.

Technological Expertise Improves Operations



Phillips 66 Research Center/Bartlesville, Okla.

We utilize the diverse perspectives and expertise of our employees to create value across the Phillips 66 enterprise. The Technology organization at Phillips 66 employs more than 250 dedicated researchers and technicians who work on solving problems and developing energy solutions for the future. Two of those researchers are Bruce Newman and Dean Camper, chemical engineers who are developing technology to prevent fouling, or unwanted material buildup, in refinery processing equipment. Fouling reduces energy efficiency and throughput capacity, and often leads to early shutdowns, particularly in coker furnaces.

Newman and Camper helped develop new tools to measure and predict the stability of asphaltenes (high-molecular weight constituents in crude oil) that can determine which crude mixtures will cause fouling. For example, at the Lake Charles Refinery in Louisiana, these tools enabled the use of more paraffinic light crude oil that otherwise could destabilize the crude mixture. This resulted in a significant cost savings for the refinery.

"This development comes at an opportune time, as we pursue increasing the volumes of advantaged crudes we process."

–Bruce Newman, fellow, Refining Research

"This development comes at an opportune time, as we pursue increasing the volumes of advantaged crudes we process. Without this technology, these lighter crudes can pose a special challenge when mixed with heavier asphaltenic crudes, such as those from Alberta," Newman said.

DELIVERING PROFITABLE GROWTH

Increasing Capacity of Profitable Businesses

"The increase of oil and natural gas production in the United States is creating significant growth potential for our Midstream and Chemicals businesses. We are investing substantial capital to expand capacity in these sectors and capture this market opportunity."

– Tim Taylor, executive vice president, Commercial, Marketing, Transportation and Business Development

With a strong balance sheet and financial flexibility, we are well-positioned to grow the capacity of our Midstream and Chemicals operations, as well as our Marketing and Specialties businesses, throughout the business cycle.

DCP Midstream

DCP Midstream has integrated assets with scale and scope in the most attractive basins, such as the Eagle Ford, Permian and Denver-Julesburg. DCP Midstream is expanding its position and plans to place $6 billion of growth projects into service between 2013 and 2015.

DCP Midstream expects to leverage its existing gathering and processing operations and extend its value chain by building two long-haul natural gas liquids (NGL) pipelines totaling $2 billion to $3 billion. The two major pipeline projects, the Sand Hills and Southern Hills pipelines, will connect Eagle Ford, Permian and Midcontinent production to the Mont Belvieu, Texas, market and add additional fee-based margins. To enable DCP Midstream to continue executing its growth plan, Phillips 66 acquired a direct one-third ownership interest in the pipelines, representing a total estimated investment of $800 million, including future capital expenditures.

In 2012, DCP Midstream completed the first phase of the Sand Hills Pipeline, with service from Eagle Ford to Mont Belvieu. The second phase of the project, with deliveries from the Permian Basin, is expected to be complete in the second quarter of 2013. DCP Midstream anticipates the total 720-mile Sand Hills Pipeline will have initial capacity of 200,000 barrels per day (BPD), with potential expansion up to 350,000 BPD. The proposed Southern Hills Pipeline will travel 800 miles through the Midcontinent to Mont Belvieu, with completion expected in mid-2013. DCP Midstream expects the Southern Hills Pipeline to have initial capacity of approximately 150,000 BPD, and intends to expand the pipeline's capacity up to 175,000 BPD.

Additional growth projects in DCP Midstream's other business units are expected to provide new infrastructure to support the rapidly growing natural gas and NGL markets. These include the Eagle Plant in Edna, Texas, the Goliad Plant in South Texas and the LaSalle Plant in Weld County, Colo., as well as additional NGL production and other projects.


INERT GAS
dcp Midstream
Sand Hills Pipeline / Houston, Texas

Phillips 66 Master Limited Partnership

Consistent with Phillips 66's strategy to grow our Midstream and Transportation businesses, in December 2012 we announced plans to form a master limited partnership (MLP) with a portion of our transportation assets. We believe a Phillips 66 MLP will provide value to Phillips 66 shareholders, highlight the value of our logistics and infrastructure assets, and be an integral vehicle to support growth in transportation and midstream infrastructure.

Phillips 66 plans to retain majority ownership of the proposed Phillips 66 MLP and would act as the general partner with full management and operating responsibility for the business. The remaining minority, or noncontrolling interest, consisting of limited partner units, is planned to be sold in an initial public offering during the second half of 2013. We intend to file a registration statement with the U.S. Securities and Exchange Commission in the second quarter of 2013.

Chevron Phillips Chemical Company

With substantial growth in the Middle East, including five mega projects in the past 12 years, Chevron Phillips Chemical Company (CPChem) now has a renewed focus and opportunity on the U.S. Gulf Coast with the development of significant shale gas resources. The shale oil and gas production growth is providing cost-advantaged NGL feedstocks and low energy costs.

CPChem is expanding its NGL fractionator complex in Old Ocean, Texas. The expansion will increase capacity by 19 percent, or approximately 22,000 BPD, and is expected to start up in 2013.

Marketing, Specialties and Other

- Combined, Marketing, Specialties and Other added approximately $700 million of adjusted earnings to Phillips 66's R&M business in 2012. These are strong, stable, high-returning businesses in which we will continue to invest in growth projects over the next few years.
- Our U.S. branded marketing is focused on integrated markets on the West Coast under the 76® brand, and in the Central Corridor region under the Phillips 66® and Conoco® brands. In Europe, we market through the JET® fuel brand with growth centered in Germany. Over the long term, we plan to build 170 new retail sites in Germany, which is expected to increase retail marketing net income by 50 percent. The company also has an equity interest in a joint venture that markets products in Switzerland under the Coop® brand.
- In the Lubricants business, we manufacture and market motor oils under four major lubricant brands: Phillips 66®, Conoco®, 76® and Kendall®. We also market Group II Pure Performance® base oils globally, as well as Group III Ultra-S base oils through an exclusive North American agreement with Korea's S-Oil corporation. Since 2003, our lubricant sales have grown 35 percent, and we are now one of the largest marketers of lubricants in the United States.
- We have several high-return Specialties businesses that provide unique growth opportunities. For example, our flow improver business has grown in volume by 70 percent over the last five years. A significant portion of the growth is coming from North American shale plays. As the inventor of the technology with 30 years of market leadership, we believe this business has significant growth potential.



CPChem Cedar Bayou Complex / Baytown, Texas

In April 2012, CPChem announced plans to build the world's largest on-purpose 1-hexene plant capable of producing up to 550 million pounds per year at its Cedar Bayou Chemical Complex in Baytown, Texas. A normal alpha olefin, 1-hexene is a key component in the manufacturing of polyethylene, a plastic resin commonly converted into film, pipe, detergent bottles, and food and beverage containers. Construction is under way, and CPChem expects the project to be complete during the first half of 2014.

In addition, CPChem is currently developing a new 3.3 billion-pound-per-year world-scale ethane cracker and two 1.1 billion-pound-per-year polyethylene facilities on the Gulf Coast. It is expected to be one of the first major cracker complexes developed on the Gulf Coast and will utilize the more advantaged ethane feedstocks. The $5 billion project is scheduled to begin operation in 2017 and is expected to increase CPChem's U.S. ethylene capacity by more than 40 percent. CPChem anticipates the final investment decision to occur in 2013.

ENHANCING RETURN ON CAPITAL

Optimizing Assets, Improving Margins

"All of our U.S. refineries are currently processing cost-advantaged crudes. These efforts are expected to significantly enhance our Refining returns and ultimately improve our financial results."

–Ron Armstrong, manager, Refining Services

"Our advantaged crude team includes employees from several key areas of the company. Together we are considering various options to secure advantaged crude for our refineries—pipelines, railcars and marine vessels, among others."

–Glenn Simpson, general manager, Crude and International Supply

Phillips 66 is improving return on capital employed (ROCE) in Refining and Marketing (R&M) through a disciplined capital allocation process, implementing projects designed to process more advantaged crude, enhance export capability and improve clean product yield. We also continuously evaluate our portfolio of assets and maintain a rigorous focus on cost management.

Advantaged Crude Strategy

The cost of crude is the largest driver of our Refining margins. In the United States, the shale oil and gas revolution is creating new opportunities for domestic refineries by providing abundant, lower-cost crudes. With more than half of our refining capacity situated in the Central Corridor and Gulf Coast, our Refining business is well-positioned to capture this opportunity. In addition, our refineries on the East and West Coasts are beginning to benefit from the growth in domestic crude supply. We are steadily making a number of investments in transportation infrastructure to deliver, receive and process greater quantities of advantaged crude oil in our U.S. refineries. A cross-functional team from our Business Development, Commercial, Refining and Transportation groups is developing and implementing plans for accessing, transporting and processing this advantaged crude in our refineries.

We have secured access to a third-party rail loading facility in the Bakken Basin in North Dakota and have begun to receive 2,000 railcars that can be used to ship Bakken crude oil west to our Ferndale Refinery in Washington and east to our Bayway Refinery in New Jersey. Eagle Ford crude oil will continue to be delivered to our coastal refineries via pipelines, trucks, barges and other marine vessels, including two medium-range Jones Act, or U.S. flagged, tankers chartered in 2012. In addition, an agreement with a third-party pipeline operator, along with investments in our Oklahoma transportation assets, will supply our Ponca City Refinery with crude oil from the Mississippian Lime play. Another pipeline agreement will supply Eagle Ford crude oil to our Sweeny Refinery in Texas beginning in 2014. More recently, in January 2013, we entered into a five-year transportation and logistics contract to transport 91 million barrels of Bakken crude to the Bayway Refinery using a third-party network of loading facilities and offloading terminals.

R&M is also making modest investments in its assets to facilitate the delivery of lower-cost crude oil. Recent expansion of the truck offloading racks at the Ponca City Refinery enabled the delivery of increased volumes of locally produced advantaged crudes. Additional modification projects aimed at increasing advantaged crude processing capabilities are planned

ACCESSING ADVANTAGED CRUDE



Canadian Crudes
Shale Crudes
Latin American Crudes
Ferndale
Billings
Bakken
Niobrara
San Francisco
Monterey
Los Angeles
MS Lime
Borger
Ponca City
Granite Wash
Permian
Eagle Ford
Sweeny
Lake Charles
Alliance
Wood River
Utica
Bayway



Sweeny Refinery / Old Ocean, Texas

at the company's Humber Refinery in the United Kingdom and the Alliance Refinery in Louisiana. Phillips 66 expects to process over 200,000 BPD of domestic shale crude in 2013, an increase from the 2012 average of 112,000 BPD.

Export Capability


EXPORT CAPABILITY
(MBD)
260
260
285
370
2010
2011
2012
2013E
Excludes the Trainer and Wilhelmshaven refineries.

The ability of U.S. refiners to access lower-cost crudes and natural gas provides a unique competitive advantage over many international refiners. The United States has more than enough refining capacity to meet domestic demand, and studies show that much of the growth in demand for refined products will come from rapidly developing nations, such as China, India and Brazil, with lower demand in the more developed regions of the world. The potential to export enables U.S. refineries to maintain high capacity utilization, resulting in lower per-unit costs and sustaining jobs at the facilities.

Phillips 66 will continue to primarily serve domestic markets and will explore opportunities to meet growing demand overseas when opportunities exist. At the end of 2012, we had the capability to export up to 285,000 BPD of refined products from our domestic refineries. Several projects to further expand our export capability in our Gulf and West Coast refineries are expected to increase our total export capability to 370,000 BPD by the end of 2013. This represents 30 percent of the clean products produced in our coastal refineries. We expect exports to be a key source of improving R&M margins over the next several years.

Clean Product Yield


DISTILLATE YIELD
(percent)
39.5
39.9
40.2
40.8
2010
2011
2012
2013E
Excludes the Trainer and Wilhelmshaven refineries.

Phillips 66 continues to optimize refinery clean product yields. We are implementing projects at all of our refineries to increase yield of gasoline and diesel. In 2012, the company's clean product yield was 84 percent. We had an industry-leading position in distillates with a distillate yield of 40 percent. This was 3 percentage points higher than the U.S. industry average, representing a total of approximately $150 million in net income based on recent market conditions.

Portfolio Optimization and Cost Management

In 2012, we completed the sale of the 185,000 BPD Trainer Refinery in Pennsylvania, reducing the company's exposure to higher-priced Brent-based crudes. We also sold the Riverhead storage terminal in New York.

Another part of our efforts to improve R&M margins is to maintain a competitive cost structure. In controllable cost benchmarking surveys, more than 60 percent of our refineries rank in the top third versus competitors in their respective regions. We intend to further reduce our operating costs, mainly through improved turnaround execution and lower energy consumption. For example, an energy reduction program being piloted at two refineries has led to cost savings and margin improvements totaling approximately $20 million before-tax. The program has led to the use of software-driven dashboards with targets that help refinery personnel manage energy consumption of processing units.

Insights Lead to Major Railcar Order

The recent development of shale plays in the United States has created numerous opportunities for energy companies. However, limited domestic pipeline infrastructure creates a challenge to accessing and transporting these lower-cost crudes. With insight into the market and the position to move quickly, Phillips 66 found a solution. In 2012, we reached an agreement with a railcar supplier to manufacture 2,000 crude oil railcars for the transport of shale crude to our East and West Coast refineries.

"Representatives from key areas of our business had been working on our crude-by-rail strategy," said Joe Gallagher, director, Commercial Truck and Rail. "We wanted to get a railcar order in quickly so we could get the cars in service and deliver cost-advantaged crude to our refineries as soon as possible."

However, we weren't the only company looking for railcars, making the market extremely competitive. Production backlogs across the industry presented numerous challenges to the team, but the magnitude of our order, coupled with our speed to the market, provided us with significant attention and momentum from railcar supply companies.

"We've invested a great deal of effort into developing relationships with the railroads and railcar suppliers, which helped us in the bidding and negotiating process," said Gallagher. "It was also important for us to work with a company that would manufacture the cars in the United States. Our existing relationship with the eventual supplier and the size of our order helped us secure favorable terms and an earlier delivery window compared to other proposals."

More than 100 of the new railcars were in service by the end of February 2013, and the remaining cars will be delivered throughout 2013 and early 2014. These railcars provide a "pipeline on wheels" for us to deliver crude to a number of our refineries.

"Delivery of these railcars will further enable us to capture significant value by transporting advantaged crude across the United States."

– Debbie Adams, president, Transportation


PPRX 660006
PLATE C
LD LMT 211900LB 96150KG
LT WT 74100LB 33600KG

Phillips 66 Railcars/Central Texas

GROWING SHAREHOLDER DISTRIBUTIONS

Reliable and Growing Returns

DISTRIBUTIONS AS A PERCENT OF CASH FROM OPERATIONS
(percent)



31
12
Q3 2012
Q4 2012
Dividends
Share Repurchases

CUMULATIVE TOTAL SHAREHOLDER RETURN
($100 invested on May 1, 2012)



$180
$160
$140
$120
$100*
May 1 2012
YE 2012
Phillips 66
Peer Group¹
S&P 500
S&P 100

*Closing prices on May 1, 2012.
¹Dow, Marathon Petroleum, Tesoro and Valero.

Through our legacy companies, we have a long heritage as a shareholder-friendly company, and we understand our shareholders must share in our success. We are committed to growing shareholder distributions.

Since our May 1 launch, we returned $638 million of capital to our shareholders through dividends and share repurchases, representing approximately 15 percent of our 2012 cash from operations. Our total shareholder return was 64 percent, which exceeded our peer group average as well as the S&P 500 Index.

Our first priority in delivering strong shareholder returns is to maintain a competitive and growing dividend. Phillips 66 paid its first dividend in the third quarter of 2012. Our board of directors subsequently approved a 25 percent increase in the fourth-quarter dividend, raising the dividend to 25 cents per share. In December, our board of directors approved an additional 25 percent increase in the dividend, which raises the annual dividend rate to $1.25 per share for 2013.

Our dividend is supplemented by a share repurchase plan, funded with cash from operations. Over the course of last year, we announced plans to repurchase a total of $2 billion of outstanding common stock. Shares are repurchased from time to time in the open market at the company's discretion and in accordance with applicable regulatory requirements.

At the end of 2012, we had paid $282 million in dividends and repurchased 7.6 million shares of common stock totaling $356 million.

Disciplined capital allocation and strong operating cash flow support increasing shareholder value. We intend to continue allocating capital to dividends and repurchases, while also investing in the growth of our business.


PHILLIPS 66
NYSE Euronext
PHILLIPS 66
MAY
2
WEDNESDAY
PSX
LISTED
NYSE
NYSE / New York, NY

2012 SHAREHOLDER DISTRIBUTION ANNOUNCEMENTS

May 1
Phillips 66 begins regular way trading on the New York Stock Exchange as PSX.

July 11
Phillips 66 announces first quarterly dividend of 20 cents per share.

Aug. 1
Phillips 66 announces $1 billion share repurchase plan.

Oct. 3
Phillips 66 announces 25 percent increase in quarterly dividend to 25 cents per share.

Dec. 7
Phillips 66 expands share repurchase plan to $2 billion and announces another 25 percent increase in annual dividend effective in first quarter of 2013.

BUILDING A HIGH-PERFORMING ORGANIZATION

A Winning Team and a Great Place to Work

In 1927, a car testing a new high-octane gasoline reached 66 miles per hour on Route 66 – and the Phillips 66 brand was born. Today, our company continues to deliver on high performance, reflected in the way our 13,500 employees work together.

Strong Foundation

We established our vision and values to serve as the single, shared purpose for our workforce. The Phillips 66 vision, providing energy and improving lives, reflects our role as an energy manufacturing company. This vision is much broader than delivering fuel to consumers; we deliver a number of energy products that help grow economies and nations around the world. We also provide high-quality jobs for our employees, as well as indirect jobs in the communities in which we operate. Underlying this vision is a strong foundation of values: safety, honor and commitment. We protect each other, our environment and our communities. We stand behind our word, and you can count on us to do the right thing, always. We are inspired to achieve the highest levels of performance in everything we do. Our vision and values guide our operations – day in and day out. We are excited about our work. Together we are helping shape the energy revolution.

High-Performing Team

A high-performing organization is fundamental to the company's long-term success and overall shareholder value creation. At the inception of our company, we implemented purposeful enhancements to our health and welfare benefits, compensation, talent learning and development, performance management and goal alignment programs. These enhancements drive employee behaviors and performance to execute our company's strategy which is aligned with shareholder interests.

In today's marketplace, we must be agile and ensure our company has deep and broad organizational capability to deliver on our strategy. Our ability to quickly adapt to the changing environment stems from diverse skill sets in our workforce and among our leadership ranks. To build upon our strengths, we are enhancing training and talent development programs and providing new learning opportunities. Additionally, we are establishing robust career development programs that ensure employees at all levels remain fully engaged and successful in their current roles, while supporting them to reach their fullest potential. We also recognize the need to plan for tomorrow. We place a strong emphasis on succession planning and strategic workforce planning, which ensures the sustainability of our business and enables us to execute our growth strategy.

Great Place to Work

At Phillips 66, we promote a culture of trust, collaboration and inclusion that attracts, develops and retains high-caliber talent. Leaders collaborate with and engage their teams to advance the business. We value diversity of thought, inclusion, varied backgrounds and global experiences, which collectively help our company succeed. We aspire to be a great place to work today and for many generations to come.

"Each day brings a different project, and I learn more every day. When problems arise, I brainstorm with my teammates, sharing ideas for a possible solution, and we end up coming up with a resolution together."

– Lauren Turner,
process engineer,
Ferndale Refinery

"I've had great opportunities with our heritage companies to grow the businesses I oversee and work with talented people. I am looking forward to new challenges at Phillips 66."

– Jay Hong,
manager, Base Oils and Special Products,
Lubricants

"We work together as a team – as a family. We take great satisfaction in what we accomplish and what we stand for as a company."

– Bob Allman,
terminal operator,
Pasadena Terminal


PHILLIPS 66
Lauren Turner









"Phillips 66 provides us with opportunities to work on challenging projects, gain new skills and continually develop. We are encouraged to ask questions and our input is always valued."

– Duncan Crosbie,
business team lead,
Oil Storage and Movements,
Humber Refinery

"We guard each other's safety, and we're committed to doing things honorably in all of our day-to-day operations."

– Chandra Guillory,
process engineer,
Lake Charles Refinery

DRIVING FINANCIAL STRENGTH AND FLEXIBILITY

A Rock-Solid Platform That Supports Growth



Wood River Refinery / Roxana, Ill.


OPTIMIZE 66
($ in billions)
0.4
0.7
0.9
2013E
2014E
Long-term
Revenue Increases
Cost of Goods Sold Savings
Controllable Cost Savings

Optimize 66

As a new company, we have an opportunity to optimize our business through both cost management and revenue growth. We estimate the dis-synergies following the repositioning to be approximately $170 million, resulting from establishing a separate set of systems, processes and staff groups – elements that are vital to our success. We launched the *Optimize 66* initiative to identify new ways to capture value and cost savings across the company.

With safety of employees and the community as top priority, our business units and staff groups provided innovative solutions to reduce controllable costs and capture more value from our operations. As a result of this work, we expect 2013 controllable costs to be $200 million lower than they would have been without implementation of this initiative. Additionally, we have identified opportunities to improve margins by processing more advantaged crude and increasing transportation revenues. In total, *Optimize 66* is expected to result in pre-tax value capture of more than $400 million by the end of 2013.

By tracking and sustaining these savings over the next several years, we expect to improve our overall effectiveness significantly.

Capital Allocation

Our approach to capital allocation is designed to fund sustainability investments and growth projects, while increasing shareholder distributions and strengthening our balance sheet.

For 2013, we intend to spend approximately $1 billion of sustaining capital to ensure the safety and viability of our business. This includes reliability, safety, maintenance and environmental projects that are crucial to our success. Cash in excess of sustaining capital and our 2013 dividend commitment will be directed toward projects that deliver growth and enhance returns, as well as to increase shareholder distributions and reduce debt.

"Our financial strategy has three main pillars. We take a balanced and disciplined approach to capital allocation. We maintain effective cost management, and we continue strengthening our balance sheet. Collectively, we believe these pillars will enable us to build shareholder value."

– Greg Maxwell, executive vice president, Finance and chief financial officer

Creating Shared Prosperity

The increase of manufacturing activity in response to the North American energy revolution is creating opportunity for great prosperity – for businesses, communities and families alike. Throughout this report, we discuss our operations and growth areas in relation to the positive impacts made by our company for our shareholders. Our business also has positive impacts on a much larger scale. Including our joint ventures, our businesses provide nearly 100,000 American jobs, directly and indirectly, through our operations.

We are also investing in major capital projects that are expected to provide additional high-quality jobs and promote economic success. The proposed construction of a world-scale ethane cracker at CPChem's Cedar Bayou Complex in Baytown, Texas, and two polyethylene facilities in Old Ocean, Texas, is expected to create 10,000 engineering and construction jobs and approximately 400 direct, long-term jobs. The two major pipeline projects, Sand Hills and Southern Hills, in development by DCP Midstream, will require nearly 2,000 contract workers during construction and 90 employees for operations post-completion. In 2011, Phillips 66 completed its coker and refinery expansion (CORE) project at the Wood River Refinery. This four-year project required 2,600 temporary workers and created approximately 75 permanent refinery positions.

The downstream energy industry is one of America's great, and often overlooked, manufacturing success stories. A recent study by IHS estimated that unconventional energy activity, including the shale oil and gas revolution, will support a total of 3.5 million jobs, up from 1.7 million today, as well as contribute $475 billion to the U.S. gross domestic product by 2035. America is poised for a manufacturing renaissance. With a strong portfolio of businesses well-positioned to promote economic prosperity and improve lives, Phillips 66 is excited about the future of energy.

2013 CAPITAL PROGRAM
($ in millions)


$161
$549
$1,499
Capital Program
Total: $3,670
$1,461
$161
$361
Phillips 66 Consolidated
Total: $1,909
$1,387*
$112
$549
Selected Equity Affiliates†
Total: $1,761
$1,100
Refining and Marketing
Midstream
Chemicals
Corporate and Other

*R&M spending includes noncash capitalized lease of $152 million.
†Includes Phillips 66's share of capital spending by DCP Midstream, CPChem and WRB Refining, which is expected to be self-funding in 2013.

Capital Program

Phillips 66's 2013 planned capital program is $3.7 billion, which represents a 3 percent increase over the 2012 capital program of $3.6 billion.

The capital program includes our portion of planned capital spending by DCP Midstream, CPChem and WRB Refining totaling $1.8 billion, which is not expected to require cash outlays by Phillips 66. These investments are primarily related to growth in DCP Midstream and CPChem.

The other $1.9 billion represents Phillips 66's direct investments in R&M, Midstream, and Corporate and Other. This includes our ongoing direct one-third investments in the Sand Hills and Southern Hills NGL pipelines; sustaining capital, and growth and optimization spending in R&M; and investments related to information technology, facilities, and research and development.

Balance Sheet Strength

A strong balance sheet is a critical element in our financial flexibility, as it enables us to make investments in promising projects and future opportunities throughout the business cycle. This strength is our foundation for long-term stability and growth.

At the time of repositioning, we issued $7.8 billion of debt, and we achieved our objective to obtain an investment grade credit rating. In December, the company prepaid $1 billion of its three-year, $2 billion term loan. With strong financial results and debt repayments, we improved our debt-to-capital ratio from 30 percent to 25 percent by year-end.

Additional debt reduction and equity growth are expected to further improve our debt-to-capital ratio to the lower end of our target 20 percent to 30 percent range by the end of 2013.

DEBT-TO-CAPITAL RATIO
(percent)


30
28
25
Q2 2012
Q3 2012
Q4 2012

BBB & Baa1

CREDIT RATINGS

Designated by S&P and Moody's rating agencies, respectively.


MAMMOET

Billings Refinery / Billings, Mont.

FINANCIAL HIGHLIGHTS

Units of Measure

MBbls	Thousands of barrels
BPD	Barrels per day
MBD	Thousands of barrels per day
TBTUD	Trillion British thermal units per day
BLb/Y	Billion pounds per year
Lb/MBbl	Pounds per thousand barrels

Report of Independent Registered Public Accounting Firm on Condensed Financial Statements

The Board of Directors and Stockholders
Phillips 66

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Phillips 66 at December 31, 2012 and 2011 and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2012 (not presented separately herein) and in our report dated February 22, 2013, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated financial statements as of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012 (presented on pages 37 through 40) is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Phillips 66's internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 22, 2013 (not presented separately herein) expressed an unqualified opinion thereon.

Ernst & Young LLP

Houston, Texas
February 22, 2013

Consolidated Statement of Income

Phillips 66

Millions of Dollars

Years Ended December 31	2012	2011	2010
Revenues and Other Income			
Sales and other operating revenues*	$ 179,460	196,088	146,561
Equity in earnings of affiliates	3,134	2,843	1,765
Net gain on dispositions	193	1,638	241
Other income	135	45	89
Total Revenues and Other Income	182,922	200,614	148,656
Costs and Expenses			
Purchased crude oil and products	154,483	172,837	125,092
Operating expenses	4,032	4,072	4,189
Selling, general and administrative expenses	1,722	1,409	1,384
Depreciation and amortization	913	908	880
Impairments	1,158	472	1,699
Taxes other than income taxes*	13,741	14,288	13,985
Accretion on discounted liabilities	25	21	22
Interest and debt expense	246	17	1
Foreign currency transaction (gains) losses	(29)	(34)	85
Total Costs and Expenses	176,291	193,990	147,337
Income before income taxes	6,631	6,624	1,319
Provision for income taxes	2,500	1,844	579
Net income	4,131	4,780	740
Less: net income attributable to noncontrolling interests	7	5	5
Net Income Attributable to Phillips 66	$ 4,124	4,775	735
Net Income Attributable to Phillips 66 Per Share of Common Stock (dollars)			
Basic	$ 6.55	7.61	1.17
Diluted	6.48	7.52	1.16
Dividends Paid Per Share of Common Stock (dollars)	$ 0.45	—	—
Average Common Shares Outstanding (in thousands)			
Basic	628,835	627,628	627,628
Diluted	636,764	634,645	634,645
*Includes excise taxes on petroleum product sales:	$ 13,371	13,955	13,689

For Phillips 66's complete consolidated financial statements, including notes, as well as Management's Discussion and Analysis of Financial Condition and Results of Operations and other financial information, please refer to Appendix B of the company's 2013 Proxy Statement.

Consolidated Statement of Comprehensive Income

Phillips 66

Millions of Dollars Years Ended December 31	2012	2011	2010
Net Income	$ 4,131	4,780	740
Other comprehensive income (loss)			
Defined benefit plans			
Prior service cost/credit:			
Prior service credit arising during the period	18	—	—
Amortization to net income of prior service cost	1	—	—
Actuarial gain/loss:			
Actuarial loss arising during the period	(152)	(8)	(8)
Amortization to net income of net actuarial loss	55	3	2
Plans sponsored by equity affiliates	(33)	(41)	(23)
Income taxes on defined benefit plans	18	17	12
Defined benefit plans, net of tax	(93)	(29)	(17)
Foreign currency translation adjustments	148	28	(95)
Income taxes on foreign currency translation adjustments	48	(92)	(4)
Foreign currency translation adjustments, net of tax	196	(64)	(99)
Hedging activities by equity affiliates	1	2	2
Income taxes on hedging activities by equity affiliates	—	(1)	(1)
Hedging activities by equity affiliates, net of tax	1	1	1
Other Comprehensive Income (Loss), Net of Tax	104	(92)	(115)
Comprehensive Income	4,235	4,688	625
Less: comprehensive income attributable to noncontrolling interests	7	5	5
Comprehensive Income Attributable to Phillips 66	$ 4,228	4,683	620

For Phillips 66's complete consolidated financial statements, including notes, as well as Management's Discussion and Analysis of Financial Condition and Results of Operations and other financial information, please refer to Appendix B of the company's 2013 Proxy Statement.

Consolidated Balance Sheet

Phillips 66

Millions of Dollars

At December 31	2012	2011
Assets		
Cash and cash equivalents	$ 3,474	—
Accounts and notes receivable (net of allowance of $50 million in 2012 and $13 million in 2011)	8,593	8,354
Accounts and notes receivable – related parties	1,810	1,671
Inventories	3,430	3,466
Prepaid expenses and other current assets	655	457
Total Current Assets	17,962	13,948
Investments and long-term receivables	10,471	10,306
Net properties, plants and equipment	15,407	14,771
Goodwill	3,344	3,332
Intangibles	724	732
Other assets	165	122
Total Assets	$ 48,073	43,211
Liabilities		
Accounts payable	$ 9,731	10,007
Accounts payable – related parties	979	785
Short-term debt	13	30
Accrued income and other taxes	901	1,087
Employee benefit obligations	441	64
Other accruals	417	411
Total Current Liabilities	12,482	12,384
Long-term debt	6,961	361
Asset retirement obligations and accrued environmental costs	740	787
Deferred income taxes	5,444	5,803
Employee benefit obligations	1,325	117
Other liabilities and deferred credits	315	466
Total Liabilities	27,267	19,918
Equity		
Common stock (2,500,000,000 shares authorized at $.01 par value)		
Issued (2012 – 631,149,613 shares)		
Par value	6	—
Capital in excess of par	18,726	—
Treasury stock (at cost: 2012 – 7,603,896 shares)	(356)	—
Retained earnings	2,713	—
Net parent company investment	—	23,142
Accumulated other comprehensive income (loss)	(314)	122
Total Stockholders' Equity	20,775	23,264
Noncontrolling interests	31	29
Total Equity	20,806	23,293
Total Liabilities and Equity	$ 48,073	43,211

For Phillips 66's complete consolidated financial statements, including notes, as well as Management's Discussion and Analysis of Financial Condition and Results of Operations and other financial information, please refer to Appendix B of the company's 2013 Proxy Statement.

Consolidated Statement of Cash Flows

Phillips 66

Millions of Dollars Years Ended December 31	2012	2011	2010
Cash Flows From Operating Activities			
Net income	$ 4,131	4,780	740
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization	913	908	880
Impairments	1,158	472	1,699
Accretion on discounted liabilities	25	21	22
Deferred taxes	221	931	(33)
Undistributed equity earnings	(872)	(951)	(723)
Net gain on dispositions	(193)	(1,638)	(241)
Other	69	167	(53)
Working capital adjustments			
Decrease (increase) in accounts and notes receivable	(143)	(186)	(3,019)
Decrease (increase) in inventories	55	616	(344)
Decrease (increase) in prepaid expenses and other current assets	(48)	28	(2)
Increase (decrease) in accounts payable	(985)	58	3,003
Increase (decrease) in taxes and other accruals	(35)	(200)	163
Net Cash Provided by Operating Activities	4,296	5,006	2,092
Cash Flows From Investing Activities			
Capital expenditures and investments	(1,721)	(1,022)	(1,150)
Proceeds from asset dispositions	286	2,627	662
Advances/loans – related parties	(100)	—	(200)
Collection of advances/loans – related parties	—	550	20
Other	—	337	16
Net Cash Provided by (Used in) Investing Activities	(1,535)	2,492	(652)
Cash Flows From Financing Activities			
Distributions to ConocoPhillips	(5,255)	(7,471)	(1,411)
Issuance of debt	7,794	—	—
Repayment of debt	(1,210)	(26)	(26)
Issuance of common stock	47	—	—
Repurchase of common stock	(356)	—	—
Dividends paid on common stock	(282)	—	—
Other	(39)	(1)	(3)
Net Cash Provided by (Used in) Financing Activities	699	(7,498)	(1,440)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	14	—	—
Net Change in Cash and Cash Equivalents	3,474	—	—
Cash and cash equivalents at beginning of year	—	—	—
Cash and Cash Equivalents at End of Year	$ 3,474	—	—

For Phillips 66's complete consolidated financial statements, including notes, as well as Management's Discussion and Analysis of Financial Condition and Results of Operations and other financial information, please refer to Appendix B of the company's 2013 Proxy Statement.

Selected Financial Data

Phillips 66

Millions of Dollars Except Per Share Amounts

	2012	2011	2010	2009	2008
Sales and other operating revenues	$ 179,460	196,088	146,561	112,692	171,706
Net income	4,131	4,780	740	479	2,665
Net income attributable to Phillips 66	4,124	4,775	735	476	2,662
Per common share					
Basic	6.55	7.61	1.17	0.76	4.24
Diluted	6.48	7.52	1.16	0.75	4.19
Total assets	48,073	43,211	44,955	42,880	38,934
Long-term debt	6,961	361	388	403	417
Cash dividends declared per common share	0.45	—	—	—	—

Segment Profile

Phillips 66

Millions of Dollars

	Sales and Other Operating Revenues			Net Income Attributable to Phillips 66			Capital Expenditures and Investments		
	2012	2011	2010	2012	2011	2010	2012	2011	2010
R&M									
Refining	$ 39,164	51,040	36,318	3,158	1,533	(466)	738	770	886
Marketing, Specialties & Other	134,128	136,763	103,250	571	2,315	612	316	218	188
Total R&M	173,292	187,803	139,568	3,729	3,848	146	1,054	988	1,074
Midstream	6,144	8,271	6,976	6	403	262	527	17	68
Chemicals	11	11	11	823	716	486	—	—	—
Corporate and Other	13	3	6	(434)	(192)	(159)	140	17	8
Total	$ 179,460	196,088	146,561	4,124	4,775	735	1,721	1,022	1,150

Operating Overview

Phillips 66

R&M

Years Ended December 31	2012	2011	2010
Dollars Per Barrel			
Refining Margins			
Atlantic Basin/Europe	$ 9.36	5.96	6.81
Gulf Coast	9.02	8.01	7.24
Central Corridor	25.06	19.68	7.96
Western/Pacific	11.04	9.13	8.10
Worldwide	13.42	9.70	7.38
Dollars Per Gallon			
U.S. Average Wholesale Prices*			
Gasoline	$ 3.00	2.94	2.24
Distillates	3.19	3.12	2.30

*Excludes excise taxes.

	2012	2011	2010
Thousands of Barrels Daily			
Operating Statistics			
Refining operations**			
Atlantic Basin/Europe			
Crude oil capacity	588	726	1,033
Crude oil processed	555	682	686
Capacity utilization (percent)	94%	94	66
Refinery production	599	736	746
Gulf Coast			
Crude oil capacity	733	733	733
Crude oil processed	657	658	668
Capacity utilization (percent)	90%	90	91
Refinery production	743	748	757
Central Corridor			
Crude oil capacity	470	471	471
Crude oil processed	454	433	427
Capacity utilization (percent)	97%	92	91
Refinery production	471	448	443
Western/Pacific			
Crude oil capacity	439	435	420
Crude oil processed	398	393	375
Capacity utilization (percent)	91%	91	89
Refinery production	419	419	395
Worldwide			
Crude oil capacity	2,230	2,365	2,657
Crude oil processed	2,064	2,166	2,156
Capacity utilization (percent)	93%	92	81
Refinery production	2,232	2,351	2,341

**Includes our share of equity affiliates.

Operating Overview

Phillips 66

R&M (continued)

Years Ended December 31	2012	2011	2010
Thousands of Barrels Daily			
Petroleum products sales volumes			
Gasoline	1,218	1,309	1,292
Distillates	1,141	1,219	1,189
Other products	502	600	559
	2,861	3,128	3,040

Midstream

Years Ended December 31	2012	2011	2010
Dollars Per Barrel			
Average Sales Prices			
U.S. NGL*			
Equity affiliates	$ 34.24	50.64	41.28

*Based on index prices from the Mont Belvieu and Conway market hubs that are weighted by NGL component and location mix.

	2012	2011	2010
Thousands of Barrels Daily			
Operating Statistics			
NGL extracted*	201	192	184
NGL fractionated**	105	112	120

*Includes our share of equity affiliates.
**Excludes DCP Midstream.

Chemicals

Years Ended December 31	2012	2011	2010
Millions of Pounds			
CPChem Externally Marketed Sales Volumes*			
Olefins and polyolefins	14,967	14,305	12,585
Specialties, aromatics and styrenics	6,719	6,704	6,318
	21,686	21,009	18,903

*Represents 100 percent of CPChem's outside sales of produced petrochemical products, as well as commission sales from equity affiliates.

Board of Directors



Standing from left to right: Harold W. McGraw III, John E. Lowe, William R. Loomis Jr., Greg C. Garland

Seated from left to right: Victoria J. Tschinkel, Marna C. Whittington, Glenn F. Tilton, J. Brian Ferguson

Greg C. Garland, 55

Mr. Garland is chairman, president and chief executive officer of Phillips 66. Previously, he served as senior vice president, Exploration and Production, Americas for ConocoPhillips. Prior to joining ConocoPhillips, Mr. Garland was president and chief executive officer of Chevron Phillips Chemical Company (CPChem) from 2008 to 2010, having served as senior vice president, Planning and Specialty Products, CPChem, from 2000 to 2008. Mr. Garland currently serves on the board of directors of DCP Midstream. (2)

J. Brian Ferguson, 58

Mr. Ferguson retired as chairman of Eastman Chemical Company (Eastman) in 2010 and as chief executive officer of Eastman in 2009. He became the chairman and chief executive officer of Eastman in 2002. Mr. Ferguson serves as a director of NextEra Energy, Inc. (formerly FPL Group) and Owens Corning, and is a member of The University of Tennessee Board of Trustees. (2, 3, 4)

William R. Loomis Jr., 64

Mr. Loomis has been an independent financial advisor since 2009. He was a general partner and managing director of Lazard Freres & Co. from 1984 to 2002, the chief executive officer of Lazard LLC from 2000 to 2001, and a limited managing director of Lazard LLC from 2002 to 2004. He currently serves on the board of Limited Brands Inc., and is also a senior advisor to Lazard LLC and China International Capital Corporation. (1, 2, 5)

John E. Lowe, 54

Mr. Lowe served as assistant to the chief executive officer of ConocoPhillips, a position he held from 2008 until the spin-off of Phillips 66 in 2012. He previously held a series of executive positions with ConocoPhillips, including executive vice president, Exploration and Production, from 2007 to 2008; and executive vice president, Commercial, from 2006 to 2007. He is a former board member of CPChem, DCP Midstream, and DCP Midstream GP, the general partner of DCP Midstream Partners. Mr. Lowe is a Special Executive Advisor to Tudor, Pickering, Holt & Co. and serves on the board of Agrium, Inc. (5)

Harold W. McGraw III, 64

Mr. McGraw is chairman, president and chief executive officer for The McGraw-Hill Companies, a position he has held since 2000. He was president and chief executive officer from 1998 until 2000, and president and chief operating officer from 1993 to 1998. He has been a member of The McGraw-Hill Companies' board of directors since 1987. Mr. McGraw is also a director of United Technologies Corporation. (2, 3, 4)

Glenn F. Tilton, 64

Mr. Tilton currently serves as Midwest chairman, JPMorgan Chase & Co. From 2002 to 2010, he served as chairman, president and chief executive officer of UAL Corporation, a holding company, and United Air Lines, Inc., an air transportation company and wholly owned subsidiary of UAL Corporation. He previously spent more than 30 years in increasingly senior roles with Texaco Inc., including chairman and chief executive officer in 2001. He currently serves on the boards of United Continental Holdings Inc. (as non-executive chairman), Abbot Laboratories and AbbVie Inc. (3, 4)

Victoria J. Tschinkel, 65

Ms. Tschinkel currently serves on the executive commitee of 1000 Friends of Florida and was previously its chairwoman. She served as state director of the Florida Nature Conservancy from 2003 to 2006, was the senior environmental consultant to the law firm Landers & Parsons from 1987 to 2002, and was the Secretary of the Florida Department of Environmental Regulation from 1981 to 1987. (1, 2, 5)

Marna C. Whittington, 65

Dr. Whittington was chief executive officer of Allianz Global Investors Capital from 2002 to 2012. She was chief operating officer of Allianz Global Investors, the parent company of Allianz Global Investors Capital, from 2001 to 2011. Prior to that, Dr. Whittington was managing director and chief operating officer of Morgan Stanley Asset Management. She was executive vice president and chief financial officer of The University of Pennsylvania from 1984 to 1992. Earlier, she served as budget director, and later, Secretary of Finance for the state of Delaware. She currently serves on the board of directors of Macy's, Inc. and Oaktree Capital Group. (1, 5)

(1) Member of the Audit and Finance Committee.
(2) Member of the Executive Committee.
(3) Member of the Human Resources and Compensation Committee.
(4) Member of the Nominating and Governance Committee.
(5) Member of the Public Policy Committee.

As of Feb. 28, 2013

Executive Leadership Team

Greg Garland

Chairman, President and Chief Executive Officer

Garland has more than 30 years of industry experience in technical and executive leadership positions within the oil and gas and chemical industries.

Phillip Brady

Senior Vice President, Government Affairs

Brady has more than 30 years of experience serving in government and related positions in Washington, D.C. Before joining Phillips 66, Brady served as president of the National Automobile Dealers Association (NADA) since June 2001. Prior to joining NADA, Brady served five years as the vice president and general counsel for the American Automobile Manufacturers Association.

Bob Herman

Senior Vice President, Health, Safety and Environment

Herman has 30 years of experience in various technical and leadership roles within the oil and gas industry. Herman was vice president, HSE for ConocoPhillips. He also served ConocoPhillips as president, Refining, Marketing and Transportation for Europe. Herman currently serves on the board of directors for Chevron Phillips Chemical Company (CPChem).

Paula Johnson

Senior Vice President, Legal, General Counsel and Corporate Secretary

Johnson has 25 years of legal experience. Before assuming her current role, Johnson was deputy general counsel, Corporate, and chief compliance officer for ConocoPhillips. Prior roles with ConocoPhillips included managing counsel for litigation and claims from 2006 to 2009.

Merl Lindstrom

Vice President, Technology

Lindstrom has more than 35 years of experience in research and development roles focusing on the downstream business. Before assuming his current role, Lindstrom was senior vice president, Technology, for ConocoPhillips. He served as a manager in a number of technological, and research and development roles with ConocoPhillips.

Greg Maxwell

Executive Vice President, Finance and Chief Financial Officer

Maxwell has more than 34 years of experience in various financial roles within the chemical and oil and gas industries. Prior to his current role, Maxwell served as senior vice president, chief financial officer and controller for CPChem. Maxwell serves on the board of directors for DCP Midstream and DCP Midstream Partners.

Ann Oglesby

Vice President, Communications and Public Affairs

Oglesby has 25 years of experience in the oil and gas industry. Prior to her current role, Oglesby was vice president, Communications and Public Affairs, for ConocoPhillips. She also served ConocoPhillips as general manager, Corporate Planning and Strategy, and manager, Climate Change and Sustainable Development.

Clayton Reasor

Senior Vice President, Investor Relations, Strategy and Corporate Affairs

Reasor has more than 30 years of experience in the oil and gas industry. Before assuming his current role, he was vice president, Corporate and Investor Relations for ConocoPhillips. Reasor currently serves on the board of Stage Stores Inc.

Tim Taylor

Executive Vice President, Commercial, Marketing, Transportation and Business Development

Taylor has more than 35 years of experience in the chemical and oil and gas industries. Before being named to his current role, Taylor served as chief operating officer of CPChem. Taylor is a board member for CPChem.

Chantal Veevaete

Vice President, Human Resources

Veevaete has more than 30 years of experience in human resources roles, spending much of her time in the chemical and oil and gas industries. Prior to her current role, Veevaete served as vice president, Human Resources, for CPChem and as vice president, Human Resources, for the Accredo division of Medco Health Solutions.

Larry Ziemba

Executive Vice President, Refining, Project Development and Procurement

Ziemba has 35 years of experience in the oil and gas industry. Before assuming his current role, Ziemba served ConocoPhillips as president, Global Refining, a role he took on after serving as president, U.S. Refining, since 2003.

As of Feb. 28, 2013



Standing from left to right: Phillip Brady, Greg Garland, Greg Maxwell, Tim Taylor, Chantal Veevaete, Merl Lindstrom, Clayton Reasor

Seated from left to right: Paula Johnson, Larry Ziemba, Bob Herman, Ann Oglesby

Other Corporate Officers

Joe Frana, General Auditor
Doug Johnson, Vice President and Controller
Audrey Miller, General Tax Officer
Brian Wenzel, Vice President and Treasurer

Operational and Functional Organizations

Debbie Adams, President, Transportation
Rex Bennett, President, Specialties and Business Development
Maria Hooper, Vice President, Global Trading
Mike Kenney, Vice President, Regional Manager – Refineries
Kay Sallee, Chief Information Officer
Andy Viens, President, Global Marketing
John Wright, Senior Vice President, Commercial

Shareholder Information

Annual Meeting

Phillips 66's annual meeting of stockholders will be held:
Wednesday, May 8, 2013
Houston Marriott Westchase
2900 Briarpark Drive
Houston, TX

Notice of the meeting and proxy materials are being sent to all shareholders.

Direct Stock Purchase and Dividend Reinvestment Plan

Phillips 66's Investor Services Program is a direct stock purchase and dividend reinvestment plan that offers shareholders a convenient way to buy additional shares and reinvest their common stock dividends. Purchases of company stock through direct cash payment are commission-free.

Please call the Computershare Material Fulfillment Center to request an enrollment package:

Toll-free number: 866-353-7849

You may also enroll online at www.computershare.com/investor.

Registered shareholders can access important investor communications online and sign up to receive future shareholder materials electronically by going to www.computershare.com/investor and following the enrollment instructions.

Principal and Registered Offices

Phillips 66
P.O. Box 4428
Houston, TX 77210

2711 Centerville Road
Wilmington, DE 19808

Stock Transfer Agent and Registrar

Computershare
250 Royall Street
Canton, MA 02021
www.computershare.com/investor

Information Requests

For information about dividends and certificates, or to request a change of address form, shareholders may contact:

Computershare
P.O. Box 43006
Providence, RI 02940-3006
Toll-free number: 866-437-0009
Outside the U.S.: 201-680-6578
TDD for hearing impaired: 800-231-5469
TDD outside the U.S.: 201-680-6610
www.computershare.com/investor

Personnel in the following offices also can answer investors' questions about the company:

Institutional Investors

Phillips 66 Investor Relations
3010 Briarpark Drive
Houston, TX 77042
800-624-6440
investorrelations@p66.com

Individual Investors

Phillips 66 Shareholder Relations
3250 Briarpark Drive – RW – 1053E
Houston, TX 77042
832-765-1876
shareownerservicesp66@p66.com

Compliance and Ethics

For guidance, or to express concerns or ask questions about compliance and ethics issues, call Phillips 66's Ethics Helpline toll-free: 855-318-5390, available 24 hours a day, seven days a week.

The ethics office also may be contacted via email at ethics@p66.com, the Internet at www.phillips66.ethicspoint.com or by writing:

Attn: Global Ethics Office
Phillips 66
3010 Briarpark Drive
Houston, TX 77042

Copies of Form 10-K, Proxy Statement and Summary Annual Report

Copies of the Annual Report on Form 10-K and the Proxy Statement, as filed with the U.S. Securities and Exchange Commission, are available free by making a request on the company's website, calling 918-977-4133 or writing:

Phillips 66 – 2012 Form 10-K
310 W 5th
PRN-252
Bartlesville, OK 74004

Additional copies of this Summary Annual Report may be obtained by calling 918-977-4133 or writing:

Phillips 66
2012 Summary Annual Report
310 W 5th
PRN-252
Bartlesville, OK 74004

Internet Website:

www.phillips66.com

The site includes resources of interest to investors, including news releases and presentations to securities analysts; copies of Phillips 66's Annual Report and Proxy Statement; reports to the U.S. Securities and Exchange Commission; and data on Phillips 66's health, safety and environmental performance.

Other websites with information on topics included in this Summary Annual Report include:
www.cpchem.com
www.dcpmidstream.com

Disclosure Statements

Certain disclosures in this Summary Annual Report may be considered "forward-looking" statements. These are made pursuant to "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The "Cautionary Statement" in Management's Discussion and Analysis in Appendix B of Phillips 66's 2012 Proxy Statement should be read in conjunction with such statements. "Phillips 66," "the company," "we," "us" and "our" are used interchangeably in this report to refer to the businesses of Phillips 66 and its consolidated subsidiaries. References to earnings refer to net income attributable to Phillips 66.

A registration statement relating to the common units of the master limited partnership that would be sold in the offering referred to in this report is expected to be filed with the U.S. Securities and Exchange Commission but has not been filed or become effective. This report does not constitute an offer to sell, or the solicitation of an offer to buy, any securities. This report is being issued pursuant to, and in accordance with, Rule 135 under the Securities Act of 1933.

Non-GAAP Reconciliations

Phillips 66

Millions of Dollars	2012	2011	2010
Reconciliation of Earnings to Adjusted Earnings			
Consolidated			
Earnings (loss)	$ 4,124	$ 4,775	$ 735
Adjustments:			
Net (gain) loss on asset sales	(106)	(1,545)	(116)
Impairments	979	318	1,118
Pending claims and settlements	34	—	(35)
Canceled projects	—	28	29
Severance accruals	—	15	28
Premium on early debt retirement	89	—	—
Repositioning costs	55	—	—
Repositioning tax impacts	177	—	—
Hurricane-related costs	35	—	—
Adjusted earnings	$ 5,387	$ 3,591	$ 1,759
R&M			
Earnings (loss)	$ 3,729	$ 3,848	$ 146
Adjustments:			
Net (gain) loss on asset sales	(106)	(1,545)	(116)
Impairments	633	318	1,118
Pending claims and settlements	57	—	(35)
Canceled projects	—	28	29
Severance accruals	—	15	28
Repositioning tax impacts	136	—	—
Hurricane-related costs	35	—	—
Adjusted earnings	$ 4,484	$ 2,664	$ 1,170
Midstream			
Earnings (loss)	$ 6	$ 403	$ 262
Adjustments:			
Impairments	303	—	—
Pending claims and settlements	(23)	—	—
Adjusted earnings	$ 286	$ 403	$ 262
Chemicals			
Earnings (loss)	$ 823	$ 716	$ 486
Adjustments:			
Impairments	27	—	—
Premium on early debt retirement	89	—	—
Repositioning tax impacts	41	—	—
Adjusted earnings	$ 980	$ 716	$ 486
Marketing, Specialties and Other			
Earnings (loss)	$ 571		
Adjustments:			
Net (gain) loss on asset sales	(2)		
Impairments	27		
Pending claims and settlements	38		
Repositioning tax impacts	63		
Hurricane-related costs	2		
Adjusted earnings	$ 699		

	Phillips 66			R&M			Midstream			Chemicals		
	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010
Numerator ($MM)												
Net Income	4,131	4,780	740	3,736	3,853	151	6	403	262	823	716	486
After-tax interest expense	160	11	1	—	—	—	—	—	—	—	—	—
GAAP ROCE earnings	4,291	4,791	741	3,736	3,853	151	6	403	262	823	716	486
Special Items	1,263	(1,184)	1,024	755	(1,184)	1,024	280	—	—	157	—	—
Adjusted ROCE earnings	5,554	3,607	1,765	4,491	2,669	1,175	286	403	262	980	716	486
Denominator ($MM)												
GAAP average capital employed*	25,732	25,064	26,906	20,025	21,366	23,289	1,296	1,355	1,488	3,144	2,570	2,282
Adjusted ROCE	22%	14%	7%	22%	12%	5%	22%	30%	18%	31%	28%	21%
GAAP ROCE	17%	19%	3%	19%	18%	1%	0%	30%	18%	26%	28%	21%

Total equity plus total debt

Providing Energy, Improving Lives.

Safety. Honor. Commitment.

Phillips 66
P.O. Box 4428
Houston, TX 77210

Phone: 281-293-6600
www.phillips66.com